Filed Pursuant to Rule 424(b)(3)
Registration No. 333-147991

March 10, 2008

To the Shareholders of Washington Banking Company:

On September 26, 2007, Frontier Financial Corporation (“Frontier”) and its subsidiary, Frontier Bank, entered into a merger agreement with Washington Banking Company (“WBC”) and its subsidiary, Whidbey Island Bank.  The merger is subject to the approval of WBC shareholders at a special meeting on March 27, 2008, and regulatory approvals.  If the transaction is approved by the shareholders of Washington Banking Company, the companies anticipate that the effective date of the merger will be on or about April 1, 2008, pending regulatory approval.

The merger agreement provides that upon completion of the merger, you will be entitled to receive shares of Frontier common stock, cash, or a combination of both in exchange for your WBC shares.  Enclosed are materials that enable you to elect the form of consideration you would prefer to receive in exchange for your shares of WBC common stock.  The election period will end at 5:00 p.m., Pacific Daylight Time, on Monday, March 31, 2008.

To make your election, please complete the enclosed Election Form and send it to Frontier Financial Corporation in the enclosed pre-addressed reply envelope.  Special instructions are provided to assist you in completing the form.  You should follow these instructions carefully so that we will be able to process your election for you promptly after the election period has ended and the merger is completed.

Please review the proxy statement/ prospectus (which you previously received in connection with WBC’s special meeting of shareholders) and Frequently Asked Questions for further information regarding the election process.  Questions regarding the completion of the Election Form should be directed to Shelly Angus at 1-800-290-6508, extension 4550 or 360-240-5150.  You may also contact Carol Wheeler, Frontier’s Chief Financial Officer at 425-514-0774.

We are enthusiastic about the opportunities presented by the merger of our two companies and look forward to joining WBC’s strengths with ours and expanding Frontier’s operations into the Whidbey Island Bank market areas.

Sincerely,

John J. Dickson                                                                                               Michal D. Cann
President and Chief Executive Officer                                                                              President and Chief Executive Officer
Frontier Financial Corporation                                                                                      Washington Banking Company

ELECTION INFORMATION – NOMINEES

THE RIGHT TO MAKE AN ELECTION WILL EXPIRE AT 5:00 P.M., PACIFIC DAYLIGHT TIME, ON MARCH 31, 2008. WE ANTICIPATE THE EFFECTIVE DATE OF THE MERGER WILL BE EARLY IN THE SECOND QUARTER OF 2008. IF FOR ANY REASON THE EFFECTIVE DATE IS MATERIALLY DELAYED AND THE ELECTION DEADLINE IS EXTENDED, WE WILL ANNOUNCE THE DATE IN A LETTER TO SHAREHOLDERS, IN A PRESS RELEASE, ON OUR WEBSITES AT WWW.FRONTIERBANK.COM AND WWW.WIBANK.COM AND IN A FILING WITH THE SECURITIES AND EXCHANGE COMMISSION.

March 10, 2008
To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

FRONTIER FINANCIAL CORPORATION (“Frontier”) and WASHINGTON BANKING COMPANY (“WBC”) have entered into an agreement under which WBC will merge into Frontier and Whidbey Island Bank will merge into Frontier Bank. Completion of the merger is conditioned upon the approval of WBC’s shareholders at a special meeting on March 27, 2008, and the receipt of regulatory approvals. The vote of the shareholders of Frontier is not required to complete the merger.

Under the terms of the merger agreement, which are more fully explained in the proxy statement/prospectus dated February 8, 2008, which was mailed to WBC shareholders previously, WBC shareholders may elect to exchange their WBC shares in the merger for cash or Frontier stock, or a combination, by choosing from among the following three options:
    (1)           all shares of Frontier common stock (the “All Stock Election”),

    (2)           all cash (the “All Cash Election”), or

(3)	a predetermined split of cash and stock based on the overall mix of cash and stock to be issued in the merger (the “Split Election”).

All elections (other than the split election) are subject to the allocation procedures described in the proxy statement/prospectus if too many shareholders elect one form of consideration over the other, since the total amount of cash and number of shares payable by Frontier in the merger are fixed.

WBC shareholders who hold shares through you or your nominee may only make an election by instructing you to complete and deliver the enclosed Election Form.  If they do not instruct you to complete and deliver a valid Election Form, they will receive Frontier common stock in the merger, unless this would result in the limit on the number of Frontier shares being exceeded, in which case such shareholders will be paid cash for their shares to the extent necessary to avoid an oversubscription for Frontier shares.

For your information and for forwarding to those of your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

•	an Election Information – WBC Shareholders Form (facsimile copies of the Election Form may be used),

•	a proposed client letter, which you may wish to use to obtain instructions from your clients, and

•	Frequently Asked Questions regarding the merger, which you may wish to distribute to your clients.

YOUR PROMPT ACTION IS REQUIRED: PLEASE CONTACT YOUR CLIENTS AS SOON AS POSSIBLE.

For an election to be valid, Frontier must receive a duly executed and properly completed Election Form (or manually signed facsimile thereof) before the Election Deadline.

No fees or commissions will be payable by Frontier or WBC, or any officer, director, shareholder, agent or other representative of Frontier or WBC to any broker, dealer or other person, for soliciting surrender of shares pursuant to the election process (other than fees paid to the Exchange Agent (American Stock Transfer & Trust Company) for its services in connection with the election and exchange process).

Any inquiries you may have with respect to the election should be addressed to Carol Wheeler at Frontier, 425-514-0774; fax 425-514-0718.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF FRONTIER OR WBC, THE EXCHANGE AGENT, OR ANY AFFILIATE OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE ELECTION OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

ELECTION INFORMATION — WBC SHAREHOLDERS

THE RIGHT TO MAKE AN ELECTION WILL EXPIRE AT 5:00 P.M., PACIFIC DAYLIGHT TIME, ON MARCH 31, 2008. THE COMPANIES ANTICIPATE THE EFFECTIVE DATE OF THE MERGER WILL BE EARLY IN THE SECOND QUARTER OF 2008. IF FOR ANY REASON THE EFFECTIVE DATE IS MATERIALLY DELAYED AND THE ELECTION DEADLINE IS EXTENDED, THE COMPANIES WILL ANNOUNCE THE DATE IN A LETTER TO SHAREHOLDERS, IN A PRESS RELEASE, ON THEIR WEBSITES AT WWW.FRONTIERBANK.COM AND WWW.WIBANK.COM AND IN A FILING WITH THE SECURITIES AND EXCHANGE COMMISSION.

March 10, 2008

To Our Clients:

FRONTIER FINANCIAL CORPORATION (“Frontier”) and WASHINGTON BANKING COMPANY (“WBC”) have entered into an agreement under which WBC will merge into Frontier and Whidbey Island Bank will merge into Frontier Bank. Completion of the merger is conditioned upon the approval of WBC’s shareholders at a special meeting on March 27, 2008, and the receipt of regulatory approvals. The vote of the shareholders of Frontier is not required to complete the merger.

Under the terms of the merger agreement, which are more fully explained in the proxy statement/ prospectus dated February 8, 2008, which was mailed to you previously, WBC shareholders may elect to exchange their WBC shares in the merger for cash or Frontier stock, or a combination, by choosing from among the following three options:

1.
Exchange all of your WBC shares for Frontier shares (the “All Stock Election”). The actual amount of stock that you will receive for each of your WBC shares will not be determined until the fifth trading day immediately prior to the effective date of the merger, based on the average closing price of Frontier common stock on Nasdaq over the 20 preceding trading days. The per-share stock consideration will then be determined based on a formula described in the proxy statement/ prospectus. Your share election is subject to adjustment if the elections of all WBC shareholders would cause more than 5,916,430 shares of Frontier common stock to be issued in the merger.

2.
Exchange all of your WBC shares for cash (the “All Cash Election”). The actual amount of cash that you will receive for each of your WBC shares will not be determined until the fifth trading day immediately prior to the effective date of the merger, based on the average closing price of

Frontier common stock on Nasdaq over the 20 preceding trading days. The per-share cash consideration will then be determined based on a formula described in the proxy statement/ prospectus. Your cash election is subject to adjustment if the elections of all WBC shareholders would cause more than $42,864,003 in cash to be paid by Frontier in the merger.

3.
Exchange all of your WBC shares for a predetermined split of Frontier shares and cash based on the percentages of stock and cash to be paid by Frontier in the merger (the “Split Election”). The actual percentages of stock and cash that you will receive under this election for each of your WBC shares will not be determined until the fifth trading day immediately prior to the effective date of the merger, based on the average closing price of Frontier common stock on Nasdaq over the 20 preceding trading days. The stock percentage and cash percentage will then be determined based on a formula described in the proxy statement/ prospectus. The split election is expected to be approximately 65% to 70% stock with the balance in cash.

 All elections (other than the Split Election) are subject to the allocation procedures described in the proxy statement/ prospectus if too many shareholders elect one form of consideration over the other, since the total amount of cash and number of shares payable by Frontier in the merger are fixed.

Regardless of which election you make, the payment provisions of the merger agreement are intended to cause the value of the per share consideration that WBC shareholders receive to be substantially equivalent as of the end of the 20-trading day valuation period.  Tables are included at pages 47 and 49 of the proxy statement/ prospectus which illustrate how the merger consideration and the amounts of Frontier common stock and cash that may be received based on the All Stock, All Cash, and Split Elections by WBC shareholders may change based on varying assumptions of the average closing price of Frontier’s common stock as of the end of the valuation period.

You may make your election only by completing the attached Election Instructions to Nominee. Because we are the holder of record for your shares, only we can make an election for your shares in accordance with your instructions. Please instruct us how to exchange your shares. If you do not instruct us to make an election, or you miss our processing deadline and we are unable to comply with the companies’ election deadline, we will not make an election for you and you will receive only Frontier common stock in the merger, unless this would result in the limit on the total number of Frontier shares being exceeded, in which case you will be paid cash for your shares selected by the Exchange Agent in a pro rata selection process to the extent necessary to avoid an oversubscription for Frontier shares.

This election applies only to the shares of WBC that we hold beneficially for you. If you have WBC shares registered directly with WBC, you will receive additional election materials and will need to complete the Election Form you receive in those materials, in accordance with that form’s instructions, in order to make a valid election with respect to those shares.

Please note the following:

•
The companies cannot guarantee that you will receive your election choice. The actual per share stock consideration and per share cash consideration to be paid to WBC shareholders cannot be determined until the fifth trading day immediately prior to the effective date of the merger, and will depend on the average closing price of Frontier shares during the 20 preceding trading days. The companies intend to announce these amounts promptly after their determination. The amounts will also be available on Frontier’s website at www.frontierbank.com and on WBC’s website at www.wibank.com.

•
Frontier will not issue fractional shares in the merger. Instead, Frontier will pay cash for any fractional shares issued based on the average closing prices of Frontier common stock over the 20-trading day valuation period.

•
This election applies only to those shares of WBC that we hold beneficially for you. If you have WBC shares registered directly with WBC, you will receive additional election materials and will need to complete the Election Form you receive in those materials, in accordance with that form's instructions, in order to make a valid election with respect to such shares.

•
Because individual circumstances may differ, shareholders should consult their tax advisors to determine the tax effect to them of receiving Frontier shares or cash, including the application and effect of foreign, state, local or other tax laws.

Please provide your instructions to us by checking the appropriate box below and signing where indicated:

ELECTION INSTRUCTIONS TO NOMINEE

[   ] Exchange all of my WBC shares for Frontier shares (the “All Stock Election”).

[   ] Exchange all of my WBC shares for cash (the “All Cash Election”).

[   ] Exchange all of my WBC shares for a predetermined split of Frontier shares and cash based on the overall mix of stock and cash to be paid by Frontier in the merger (the “Split Election”).

[   ] No preference.

If you do not mark any option, or if you do not return this form to us in a timely manner, you will receive Frontier common stock in the merger, unless this would result in the limit on the total number of Frontier shares being exceeded, in which case you will be paid cash for your shares selected by the Exchange Agent in a pro rata selection process to the extent necessary to avoid an oversubscription for Frontier shares.

Account Number_________________________________________

Signature of Shareholder	Signature of Shareholder (if joint account)	Daytime Phone including Area Code

THE METHOD OF DELIVERY OF THIS DOCUMENT IS AT YOUR OPTION AND RISK. IF DELIVERED BY MAIL, REGISTERED OR CERTIFIED MAIL WITH RETURN RECEIPT REQUESTED IS RECOMMENDED. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ENSURE DELIVERY.

If you have any questions, please contact Shelly Angus/Washington Banking Company at 360-240-5150, or contact Carol Wheeler/Frontier Financial Corporation at 425-514-0774.

FRONTIER FINANCIAL CORPORATION/ WASHINGTON BANKING COMPANY
Frequently Asked Questions About Electing Merger Consideration

1.           What should I do with the Election Form?

In connection with the merger of Washington Banking Company (“WBC”) into Frontier Financial Corporation (“Frontier”), you may elect to receive Frontier common stock, cash or a combination of both in exchange for your shares of WBC common stock. Your choices are described in the attached materials. To make your election, you must properly complete the Election Form and return it to Frontier before the Election Deadline.

However, because the total amounts of cash and Frontier stock to be paid in the merger are fixed, regardless of your choice, you may actually receive a combination of cash and shares of Frontier stock for your WBC shares depending on the elections made by other WBC shareholders. (Please see Question 8 below.) The Merger Consideration for each WBC shareholder will be calculated after the Election Deadline when all of the Election Forms received have been tallied.

2.           What is the deadline for completing the Election Form and submitting it to the Exchange Agent?

The Election Deadline is 5:00 p.m. Pacific Time on March 31, 2008. If you do not deliver your completed Election Form before the Election Deadline, you will be deemed to have elected to receive all stock and may receive Frontier common stock, cash or a combination of both, depending on the elections made by other WBC shareholders. (Please see Question 11 below.)

Because the Election Deadline is absolute, you may wish to consider sending your Election Form by express delivery.

3.           When will the merger be completed?

The merger is currently expected to occur early in the second quarter of 2008, subject to the approval of WBC’s shareholders and the receipt of required regulatory approvals. For current information regarding the transaction and the closing prices of Frontier common stock, you may contact WBC’s investor relations toll-free at 1-800-290-6508, extension 4550. You can also visit Frontier’s website at www.frontierbank.com for certain current information about the transaction.

4.           What will I receive as a result of the merger?

If the merger is completed, for each share of WBC common stock you held as of the Effective Date of the merger you will receive Merger Consideration of either Frontier common stock or cash with a value depending on the Average Closing Price of Frontier common stock during the 20-day Valuation Period prior to the Effective Date.

As fully explained in pages 46 to 49 of the proxy statement/prospectus which was previously mailed to you, assuming the Average Closing Price of Frontier common stock is between $21.00 and $27.00, the value of the cash or stock you receive will be between $19.41 and $23.54 per share of WBC common stock. If, however, the Average Closing Price of Frontier common stock is less than $21.00 as of the Effective Date, you will receive less than $19.41 per share if WBC’s board of directors declines to exercise or waives its right to terminate the merger agreement, or submits the transaction to be voted on at the special meeting at a price of less than $19.41 per WBC share, if the board has exercised such termination right and Frontier has declined to increase the merger consideration. In such event, you can estimate the per-share consideration to be received in the merger by multiplying the Average Closing Price by 0.6873, and adding $4.9792.

The parties intend to issue a joint announcement shortly before the scheduled date of the special meeting, which will also be posted on the companies’ Internet websites at www.wibank.com and www.frontierbank.com, disclosing the estimated merger price.

5.           How will the Per Share Cash Consideration and Per Share Stock Consideration be calculated?

The actual Per Share Stock Consideration and Per Share Cash Consideration to be paid to WBC shareholders cannot be determined until the fifth trading day immediately prior to the Effective Date. We intend to announce these amounts when known. The amounts will also be made available on Frontier’s website at www.frontierbank.com and on WBC’s website at www.wibank.com.

The actual value of the Per Share Cash Consideration and the Per Share Stock Consideration will be calculated by:

(1) dividing the sum of:

(i) the Average Closing Price of Frontier common stock during the 20-day Valuation Period multiplied by 5,916,430 shares of Frontier common stock (which is the aggregate number of shares of Frontier common stock that Frontier will issue pursuant to the merger), and

(ii) $42,864,003 (which is the aggregate amount of cash Frontier will pay pursuant to the merger), by

(2) the number of shares of WBC common stock outstanding as of September 26, 2007, the date of the merger agreement, excluding the 782,506 shares held by Frontier (8,608,653 shares).

Any additional shares issued by WBC after that date pursuant to the exercise of outstanding WBC options will receive the same per share value, but are not factored into the above equation.

The formula described above is intended to substantially equalize the value of the consideration to be received for each share of WBC common stock in the merger as measured during the Valuation Period, regardless of whether a WBC shareholder elects to receive all Frontier common stock, all cash, or a combination.

The market value of Frontier common stock fluctuates, and therefore, its market value on the date that it is received by a WBC shareholder will likely differ from the market value of Frontier common stock at other times, including its current market value.

6.           What will I receive if I choose all stock, all cash, or the predetermined split of stock and cash?

The following table, which also appears in the proxy statement/prospectus at page 49, illustrates how the value of the Merger Consideration and the amounts of Frontier common stock and cash that may be received based on an all stock, all cash and split elections by WBC shareholders may change depending on fluctuations in the price of Frontier’s common stock:

EXAMPLES OF MERGER CONSIDERATION

	Election 1 Split Election			Election 2 All Cash Election	Election 3 All Stock Election[2]
	Frontier Shares Received				Frontier Shares Received
Assumed Frontier Average Closing Price	Value[1]	Number of Shares[1]	Amount of Cash Received	Cash Received	Value[1]	Number of Shares[1]	Cash Rec'd in lieu of Fractional Shares
$27.00	$1,836	68	$518	$2,354	$2,349	87	$5
$26.50	$1,802	68	$517	$2,319	$2,306	87	$14
$26.00	$1,768	68	$517	$2,285	$2,262	87	$23
$25.50	$1,734	68	$517	$2,251	$2,244	88	$7
$25.00	$1,700	68	$516	$2,216	$2,200	88	$16
$24.50	$1,666	68	$516	$2,182	$2,181	89	$1
$24.00	$1,632	68	$516	$2,148	$2,136	89	$12
$23.50	$1,598	68	$515	$2,113	$2,092	89	$22
$23.00	$1,564	68	$515	$2,079	$2,070	90	$9
$22.50	$1,530	68	$514	$2,044	$2,025	90	$19
$22.00	$1,496	68	$514	$2,010	$2,002	91	$8
$21.50	$1,462	68	$514	$1,976	$1,957	91	$19
$21.00	$1,428	68	$513	$1,941	$1,932	92	$9
$20.50	$1,394	68	$513	$1,907	$1,907	93	$0
$20.00	$1,360	68	$513	$1,873	$1,860	93	$13
$19.50	$1,326	68	$512	$1,838	$1,833	94	$5
$19.00	$1,292	68	$512	$1,804	$1,786	94	$18
$18.50	$1,258	68	$512	$1,770	$1,758	95	$12
$18.00	$1,224	68	$511	$1,735	$1,728	96	$7
$17.50	$1,190	68	$511	$1,701	$1,698	97	$3
$17.00	$1,156	68	$510	$1,666	$1,666	98	$0
$16.50	$1,122	68	$510	$1,632	$1,617	98	$15
$16.00	$1,088	68	$510	$1,598	$1,584	99	$14
$15.50	$1,054	68	$509	$1,563	$1,550	100	$13
$15.00	$1,020	68	$509	$1,529	$1,515	101	$14

1.
These calculations assume that at the end of the Valuation Period, there are 9,391,159 shares of WBC common stock outstanding. These calculations also assume that there are no oversubscriptions of either Frontier common stock or cash. In the event of oversubscription, the Exchange Agent will follow the allocation mechanism described under Question 8 below. All dollar amounts have been rounded to the nearest whole dollar.

2.
The value of any stock consideration is based on the assumed Average Closing Price of Frontier common stock. Cash will be paid in lieu of any fractional share and, accordingly, the values shown will be paid in the form of cash to the extent of such fractional share.

Generally, as these tables illustrate, as the price of Frontier common stock increases, the number of shares of WBC common stock being exchanged for cash decreases and the number of shares being exchanged for Frontier common stock increases.

7.           What will happen to fractional shares in the merger?

If the conversion of WBC stock into Frontier common stock results in a fractional share (for example, a half or a quarter of a share), you will be issued a check for the value of this fractional interest based on the Average Closing Price of Frontier common stock. Fractional shares will not be issued in the merger.

8.           Will I receive Merger Consideration in the form that I elect?

In the merger, Frontier will issue 5,916,430 shares of Frontier common stock and pay $42,864,003 in cash (plus cash and stock with respect to WBC options exercised after September 26, 2007). Therefore, all cash and all stock elections are subject to proration to preserve these limitations on the amount of cash to be paid and the number of shares to be issued. As a result, even if you make the all cash election or the all stock election, you may nevertheless receive a combination of cash and stock.

Oversubscription of the Cash Consideration. If the aggregate cash amount that would otherwise be paid by Frontier to WBC shareholders would be greater than $42,864,003 (without regard to options exercised after September 26, 2007, for which additional consideration is payable under the merger agreement), Frontier common stock will be issued in lieu of the excess to shareholders who do not make a valid election and, if necessary, to shareholders who make an all cash election. In this situation, the following allocation mechanism will be used:

•	shareholders making a split election will receive a combination of Frontier stock and cash based on the applicable Stock Percentage and Cash Percentage;

•	shareholders making an all stock election (and shareholders not making any election) will receive all stock;

•
the Exchange Agent will determine the number of Cash Election Shares (from the shareholders electing all cash) that would be equal to the amount of the oversubscription and convert those shares into shares of Frontier stock (allocated pro rata among those affected shareholders);

•	all Cash Election Shares not converted into Frontier stock (as provided in the previous bullet point) would be converted into cash.

Oversubscription of the Stock Consideration. If the aggregate cash amount that Frontier would pay to WBC shareholders who make an all cash election or a split election is less than $42,864,003 (i.e. there is an “undersubscription of cash”), Frontier will pay cash to shareholders who do not make a valid election and, if necessary, to shareholders who make an all stock election to the extent of such undersubscription. In this situation, the following allocation mechanism will be used:

•	shareholders making a split election will receive a combination of Frontier stock and cash based on the applicable Stock Percentage and Cash Percentage;

•	shareholders making an all cash election will receive all cash;

•
the Exchange Agent will then select from among the non-electing shares and then, if necessary, from among the Stock Election Shares, the number of shares equal to the “undersubscription” of cash and convert those shares into all cash (such being allocated pro rata among those affected shareholders);

•	the Stock Election Shares and non-electing shares not selected by the Exchange Agent to be converted into cash (as provided in the previous bullet point) will be converted into Frontier stock.

The allocation described above will be computed by the Exchange Agent as soon as practicable after the Election Deadline and may, if necessary, be computed after the Effective Date. The pro rata process to be used by the Exchange Agent will consist of an equitable pro rata process as will be determined by Frontier and reasonably satisfactory to WBC.

9.           Do I have to send in my WBC stock certificates?

No. You will be sent a separate mailing with a letter of transmittal with mailing instructions. Prior to sending in your Election Form though, you should check to be sure you have all your stock certificates.

10.           What if I cannot locate my WBC stock certificates?

If you cannot locate your WBC stock certificates, please contact Computershare Trust Company at 1-800-962-4284, or Shelly Angus at Washington Banking Company at 1-800-290-6508, extension 4550, as soon as possible to request replacement instructions. Please note that the replacement process can take as long as three weeks to complete and you will be charged a fee for the indemnification bond for the lost certificate.

Immediately following the Effective Date, all WBC shareholder records will be transferred to Frontier’s stock transfer agent, American Stock Transfer & Trust Company. After the Effective Date, please contact American Stock Transfer toll-free at 1-800-937-5449 with any questions regarding replacement of your WBC stock certificates.

11.           What happens if I miss the Election Deadline or my Election Form is not properly completed or if I indicate I have no preference as to the form of consideration that I will receive?

If your Election Form is not received by Frontier before the Election Deadline, or your Election Form is not properly completed or if you indicate you have no preference as to the form of consideration you will receive, in each case, you will receive only Frontier common stock in the merger, unless this would result in the limit on the total number of Frontier shares being exceeded. (Please see Question 8 above.)

12.           If Frontier does not receive my Election Form before the Election Deadline, how will I exchange my WBC shares for Frontier common stock?

If you do not properly complete and submit an Election Form to Frontier before the Election Deadline, you will be mailed a Letter of Transmittal within ten business days following the Effective Date with instructions on how to complete the Letter of Transmittal and return it with your WBC stock certificates. However, you will be deemed to have elected “No Preference” and will receive only Frontier common stock in the merger, unless this would result in the limit on the total number of Frontier shares being exceeded. (Please see Question 8 above.)

13.           Will I receive taxable income in the merger?

Because individual circumstances may differ, shareholders should consult their tax advisors to determine the tax effect to them of receiving Frontier shares or cash, including the application and effect of foreign, state, local or other tax laws. The material federal tax consequences of the merger expected to be generally applicable to U.S. residents are discussed in the proxy statement/prospectus beginning at page 52. Neither Frontier, nor WBC, nor the Exchange Agent can provide you with tax advice.

14.           How soon after the merger is completed can I expect to receive my Frontier common stock and/or check?

Frontier will work with the Exchange Agent to distribute consideration payable in the merger as promptly as practicable following the completion of the merger. This task is expected to take up to 15 business days.

15.           What will happen if the merger is not completed early in the second quarter of 2008, as currently expected?

If for any reason the closing of the merger is substantially delayed and the Election Deadline is extended by the parties, Frontier and WBC will announce the date in a letter to shareholders, in a press release, on their websites at www.frontierbank.com and www.wibank.com and in a filing with the Securities and Exchange Commission, and provide appropriate instructions to WBC shareholders.

16.           What is Frontier’s stock symbol?

Frontier common stock trades on the Nasdaq Global Select Market TM under the symbol “FTBK.”

APPENDIX A

Definitions:

“Average Closing Price” is the average of the closing sale prices of Frontier common stock as reported on Nasdaq during the Valuation Period.

“Cash Election Shares” are shares held by a WBC shareholder who has made an all cash election.

“Effective Date” is the date on which the merger will be completed.

“Election Deadline” is the last day on which Election Forms will be accepted by the Exchange Agent for a valid election. The Election Deadline is 5:00 p.m. Pacific Time on Monday, March 31, 2008, unless extended by the parties to the merger.

“Election Form” is the document WBC shareholders must complete in order to elect to receive Frontier common stock, cash or a combination of both in exchange for their shares of WBC common stock. This document must be properly completed and returned to Frontier before the Election Deadline.

“Exchange Agent” is American Stock Transfer. As Exchange Agent, American Stock Transfer is responsible for handling the exchange of shares of WBC common stock for Frontier common stock and/or cash.

“Merger Consideration” is the Frontier common stock, cash or combination of both to be received in exchange for shares of WBC common stock in the merger.

“Per Share Cash Consideration” is the amount of cash to be received for each share of WBC common stock being converted into cash.

“Per Share Stock Consideration” is the number of shares of Frontier common stock to be received for each share of WBC common stock being converted into Frontier stock.

“SEC” is the Securities and Exchange Commission.

“Stock Election Shares” are shares held by a shareholder who has made an all stock election.

“Valuation Period” is the twenty consecutive trading days ending on the sixth trading day before the Effective Date.

WASHINGTON BANKING COMPANY ELECTION FORM

This Election Form is to be completed and submitted to the Frontier by the Election Deadline of 5:00 p.m., Pacific Time on March 31, 2008. The Election Form allows you to elect to receive merger consideration in the form of shares of Frontier common stock (an “All Stock Election”), cash (an “All Cash Election”), or a predetermined split of both stock and cash based on the percentages of stock and cash payable by Frontier in the merger (a “Split Election”). The Election Form also allows you to indicate that you have “No Preference” as to the type of consideration that you receive in the merger. Your election is subject to the terms of the merger agreement, a copy of which was attached as appendix A to the proxy statement/prospectus sent to you in connection with the special meeting of shareholders.

PLACE AN ☒ IN ONE ELECTION BOX ONLY

Œ ☐                      All Cash Election Only

 ☐                      All Stock Election Only

Ž ☐                      Split Election

 ☐                      No Preference

      Signature: This form must be signed by the registered holder(s) exactly as their name(s) appears on the certificate(s) or by person(s) authorized to sign on behalf of the registered holder(s) by documents transmitted herewith.

X_____________________________________________________
Signature of Stockholder                                    Date Daytime Telephone #

X_____________________________________________________
Signature of Stockholder                                    Date Daytime Telephone #

INSTRUCTIONS FOR COMPLETING THE ELECTION FORM

Œ           If you are electing to receive all your shares in cash, please check this box only.

           If you are electing to receive all your shares in stock, please check this box only.

Ž           If you are electing to receive your shares in a predetermined split of Frontier shares and cash based on the percentages of stock and cash to be paid by Frontier in the merger, please check this box only.

           If you do not have a preference to receive your shares in cash or stock, please check this box only.

           Sign, date and include your daytime telephone number in this Election Form in Box 1 and return this form in the enclosed envelope.

WHERE TO SEND YOUR ELECTION FORM

By Mail:	By Overnight Courier:	By Hand:
Frontier Financial Corporation ATTN: Carol Fox PO Box 2215 Everett, WA 98213	Frontier Financial Corporation ATTN: Carol Fox 332 SW Everett Mall Way Everett, WA 98204	Frontier Financial Corporation ATTN: Carol Fox 332 SW Everett Mall Way Everett, WA 98204